Exhibit 99.1

COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR JULY 2023

PANAMA CITY, Panama, Aug. 11, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for July 2023:

Operating Data	July	July	% Change
	2023	2022
Copa Holdings (Consolidated)
ASM (mm) (1)	2,412.4	2,194.4	9.9%
RPM (mm) (2)	2,147.2	1,909.0	12.5%
Load Factor (3)	89.0%	87.0%	2.0p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of July 2023, Copa Holdings' capacity (ASMs) increased 9.9%, while system-wide passenger traffic (RPMs) increased 12.5%, compared to 2022. As a result, system load factor for the month was 89.0%, 2.0 percentage points higher than July 2022.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.

PRESS RELEASE CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774

CPA-G